UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Emergent BioSolutions Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

29089Q 10 5

(CUSIP Number)

November 14, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d - 1(b)
     ☐ Rule 13d - 1(c)
     ☒ Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29089Q 10 5		13G	Page 2 of 5 pages

1	NAME OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mauro Gibellini
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 71,927*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 71,927*
	8	SHARED DISPOSITIVE POWER 1,375,084*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,447,011*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2%**
12	TYPE OF REPORTING PERSON* IN

*   Mauro Gibellini and his wife Yasmine Gibellini have shared dispositive power over 100% of the shares of Emergent BioSolutions Inc. (the “Issuer”) owned by Biologika, L.L.C. (“Biologika”) as tenants by the entirety. However, Biologika is a party to a voting agreement, dated June 30, 2004, pursuant to which it granted a proxy to BioPharm, L.L.C. (“BioPharm”) to vote all of the shares of the Issuer that it owns in the same manner and to the same extent as BioPharm votes its own shares of the Issuer. Biologika is a party to another voting agreement, dated June 30, 2004, pursuant to which it granted a proxy to Fuad El-Hibri, the General Manager of Intervac, L.L.C. to vote all of the shares that it owns of the Issuer in the manner set forth in that voting agreement. Therefore, as of the date of this filing, Mr. and Mrs. Gibellini beneficially own 1,375,084 shares of the Issuer over which they have shared dispositive power with Biologika but no voting power. Mr. Gibellini has sole voting and dispositive power over 71,927 shares of the Issuer subject to stock options that are fully vested and exercisable within 60 days of this filing.

**   Based on 27,596,249 shares of Emergent BioSolutions Inc. issued and outstanding as of December 31, 2006.

Item 1(a)	Name of Issuer:

Emergent BioSolutions Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

2273 Research Blvd.
Suite 400
Gaithersburg, Maryland 20850

Item 2(a)	Name of Person Filing:

Mauro Gibellini

Item 2(b)	Address of Principal Business Office or, if None, Residence:

11308 Glen Road
Potomac, MD 20854

Item 2(c)	Citizenship/Place of Organization:

Italy

Item 2(d)	Title of Class of Securities:

Common Stock, $0.001 par value

Item 2(e)	CUSIP Number:

29089Q 10 5

Item 3	Not applicable.

Item 4	Ownership.

(a)	Amount Beneficially Owned: 1,447,011

(b)	Percent of Class: 5.2%

(c)	Number of shares as to which such person has:

(i)  sole power to vote or to direct the vote:  71,927

(ii)  shared power to vote or to direct the vote:  Not applicable.

(iii)  sole power to dispose or to direct the disposition of:  71,927

(iv)  shared power to dispose or to direct the disposition of:  1,375,084

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2007

Mauro Gibellini
By:	/s/ Carl A. Valenstein
Name: Carl A. Valenstein Title: Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description

1	Power of Attorney